FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 14, 2021

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES ETF TRUST (the “Registrant”)

Federated Hermes Short Duration Corporate ETF

Federated Hermes Short Duration High Yield ETF

(each a “Fund” or collectively, the “Funds”)

1933 Act File No. 333-258934

1940 Act File No. 811-23730

Dear Sir or Madam:

The Registrant and its principal underwriter hereby request, pursuant to Rule 461 under the Securities Act of 1933, acceleration of the effective date of the Registration Statement on Form N-1A, as amended, so that it may become effective on December 14, 2021 or as soon thereafter as the Commission shall deem appropriate.

In support of its request for acceleration, the Registrant acknowledges that:

1.	The Registrant is responsible for the accuracy and adequacy of the disclosures in the filing;
2.	Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;
3.	The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Registrant of responsibility for the adequacy and accuracy of the filing; and
4.	The Registrant will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

If I may offer any further information to assist you in the review of this request, please do not hesitate to contact Christina Eifler at (724) 720-8832.

Very truly yours,

/s/ Kary A. Moore

Kary A. Moore

Senior Corporate Counsel,

Federated Hermes, Inc.

and

Secretary,

Federated Securities Corp.

/s/ George F. Magera

George F. Magera

General Counsel,

Federated Hermes, Inc.

and

Assistant Secretary

Federated Hermes ETF Trust